Exhibit 1.01

ART’S-WAY MANUFACTURING CO., INC.

Conflict Minerals Report

For the reporting period from January 1, 2015 to December 31, 2015

This Conflict Minerals Report (the “Report”) of Art’s-Way Manufacturing Co., Inc. (the “Company,” “we,” “our,” and “us”) has been prepared by our management on a consolidated basis pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2015 to December 31, 2015 (the “Reporting Period”).

The Rule requires disclosure of certain information when a company manufactures or contracts or manufacture products and the minerals specified in the Rule are necessary to the functionality or production of these products. The specified minerals, which are referred to herein as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite, and wolframite, including their derivatives, which are limited to tantalum, tin, and tungsten. For purposes of the Rule, the “Covered Countries” are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia, and Angola.

If a registrant knows or has reason to believe that any of the Conflict Minerals necessary to the functionality or production of their products may have originated in the Covered Countries, then the registrant must exercise due diligence on the Conflict Minerals’ source and chain of custody and submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures. As described in this Report, certain of the Company’s segments manufacture, or contract to manufacture, products for which the Conflict Minerals are necessary to the functionality or production of such products and the Company has conducting a reasonable country of origin inquiry regarding such Conflict Minerals.

Company Summary

We began operations as a farm equipment manufacturer in 1956. Since that time, we have become a worldwide manufacturer of agricultural equipment, specialized modular science buildings, pressurized steel vessels, and steel cutting tools. Our principal manufacturing plant is located in Armstrong, Iowa.

During the Reporting Period, our business was organized into four operating segments:

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Our agricultural products segment manufactures and distributes farm equipment under our own and private labels and includes the operations of our wholly-owned subsidiaries, Art’s-Way Manufacturing International LTD, a Canadian company (“International”) and Universal Harvester by Art’s-Way, Inc., an Iowa corporation (“UHC by Art’s-Way” or “UHC”), which was merged into the Company effective November 30, 2015.

●	Our pressurized vessels segment manufactures pressure vessels through our wholly-owned subsidiary, Art’s-Way Vessels, Inc., an Iowa corporation.

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Our modular building segment manufactures modular buildings for various uses, commonly animal containment and research laboratories, through our wholly-owned subsidiary, Art’s-Way Scientific, Inc., an Iowa corporation; and

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Our tools segment manufactures standard single point brazed carbide tipped tools as well as PCD (polycrystalline diamond) and CBN (cubic boron nitride) inserts and tools through our wholly-owned subsidiary, Ohio Metal Working Products/Art’s Way, Inc., an Ohio corporation (“Ohio Metal”).

Description of the Company’s Products Covered by this Report

This Report relates to products that were (a) manufactured or contracted to be manufactured by the Company, (b) for which the manufacture was completed during the Reporting Period, and (c) for which Conflict Minerals are necessary to the functionality or production of that product. These products, which are referred to herein as the “Covered Products,” are the following:

Standard single point brazed carbide tipped tools as well as PCD (polycrystalline diamond) and CBN (cubic boron nitride) inserts and tools.

Reasonable Country of Origin Inquiry

As required by the Rule, the Company has conducted a reasonable country of origin inquiry regarding the Conflict Minerals in its Covered Products. This reasonable country of origin inquiry was designed to determine whether the Company would have reason to believe that any of the Conflict Minerals necessary to the functionality or production of its products may have originated in a Covered Country or may be from recycled or scrap sources. To the extent necessary following the reasonable country of origin inquiry, the Company also exercised due diligence on the source and chain of custody of the Conflict Minerals.

The Company’s supply chain with respect to the Covered Products is complex, and there are many third parties in the supply chain between the ultimate manufacturer of the Covered Products and the original sources of the Conflict Minerals. The Company does not purchase Conflict Minerals directly from mines, smelters, or refiners, and, therefore, the Company must rely on its suppliers to provide information regarding the origin of Conflict Minerals included in its Covered Products.

The Company identified suppliers to be surveyed by reviewing direct material purchases during the Reporting Period and by conducting internal interviews with the Engineering Department and Purchasing Department, which revealed that the Company may have exposure to Conflict Minerals at one of its facilities. A list of suppliers that may provide materials containing Conflict Minerals was obtained and the Company mailed a letter to each supplier, which requested information regarding its suppliers and sources. The letter contained information guiding the supplier through the process of completing a survey to help the Company disclose the use of Conflict Minerals from Covered Countries in its products.

Due Diligence Measures

Based on the information that was provided by the Company’s suppliers and otherwise pursuant to the due diligence process, the Company did not obtain sufficient information with respect to the Covered Products to determine the country of origin of the Conflict Minerals in the Covered Products, and, as such, the Company cannot reasonably determine that the Conflict Minerals in the Covered Products do not come from a Covered Country.

Additionally, the Company has not acquired sufficient information to enable it to make a reasonable determination as to the facilities that produce the Conflict Minerals in the Covered Products, nor can the Company make a reasonable determination as to the location of the mine or other location of origin of the Conflict Minerals in the Covered Products.

Independent Private Sector Audit

The Company does not have sufficient information to determine whether its products are “DRC conflict free.” As such, an independent private sector audit is not required at this time.

Future Actions

In connection with the annual preparation of the Form SD and the associated due diligence related to Conflict Minerals, the Company anticipates taking the following steps, among others, to improve its reasonable country of origin and follow-up due diligence measures and further mitigate the risk that the Conflict Minerals contained in the Company’s products finance or benefit armed groups in the Covered Countries: increasing the response rate of suppliers; enhancing its due diligence procedures to be able to determine with greater specificity the location of origin for Conflict Minerals included in the Covered Products; investigating whether implementing a conflict minerals policy and supplier compliance program would be in the best interests of the Company; and engaging in industry initiatives encouraging conflict-free supply chains.

Forward-Looking Statements

This Conflict Minerals Report contains forward-looking statements, which are based on our current expectations and involve numerous risks and uncertainties that may cause these forward-looking statements to be inaccurate. These statements include statements regarding our goals for future improvements to our reasonable country of origin process and to mitigate the risk about the sourcing of our conflict minerals. All forward-looking statements involve risk and uncertainty. Risks that may cause these forward-looking statements to be inaccurate include: lack of progress in carrying out these plans in a timely manner or at all; lack of cooperation or progress by our employees and suppliers, and our suppliers’ respective suppliers and smelters; or these plans may not be effective. In addition, you should also consider the important factors described in reports and documents that we file from time to time with the SEC. Except as required by law, we disclaim any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.